Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated July 17, 2024

to

Prospectus dated April 12, 2024

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 12, 2024 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 31 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of August 1, 2024;

•	to disclose the calculation of our June 30, 2024 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business; and

•	to provide an update to the status of our current public offering.

August 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2024 (and repurchases as of July 31, 2024) is as follows:

Transaction Price (per share)
Class S	$25.0935
Class T	$24.8557
Class D	$24.9121
Class M	$24.9554
Class I	$24.1899
Class F*	$25.3414
Class Y*	$24.1546

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The August 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2024. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since June 30, 2024 that would have a material impact on our

NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

June 30, 2024 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2024.

The following table provides a breakdown of the major components of our total NAV as of June 30, 2024 (dollar amounts in thousands):

Components of NAV	June 30, 2024
Loans receivable	$8,237,363
Investment in real estate	184,594
Mortgage-backed securities held-to-maturity	167,087
Mortgage-backed securities, at fair value	428,891
Cash and cash equivalents	65,358
Restricted cash	67,196
Other assets	68,387
Collateralized loan obligation, net of deferred financing costs	(4,186,641)
Repurchase agreements payable, net of deferred financing costs	(788,637)
Credit facility payable, net of deferred financing costs	(949,328)
Mortgage note, net of deferred financing costs	(124,012)
Accrued stockholder servicing fees(1)	(1,546)
Other liabilities	(112,461)

Net asset value	$3,056,251

Number of outstanding shares	123,684,613

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of June 30, 2024, we accrued under GAAP $106,065 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of June 30, 2024 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,624,981	$24,389	$11,092	$130,840	$1,224,134	$18,915	$21,900	$3,056,251
Number of outstanding shares	64,756,939	981,226	445,233	5,242,961	50,605,194	746,412	906,648	123,684,613

NAV per Share as of June 30, 2024	$25.0935	$24.8557	$24.9121	$24.9554	$24.1899	$25.3414	$24.1546

Market Update

Treasury yields moved lower in June, driven by moderating inflation data. The 2-year yield fell -19bps, to 4.72%, while the 10-year yield dropped -11bps, to 4.40%. Against the declining yield environment, the Bloomberg U.S. Aggregate Index returned 0.95% in June. However, the index is down -0.71% year to date and -0.23% over the last five years amid significant interest rate volatility.

Commercial real estate deal volume and pricing remained muted in May as buyers and sellers have not yet found an attractive meeting point in today’s elevated rate environment.

•

Transaction volume was $122 billion over the first five months of the year, representing a -17% decline compared to the same period in 2023. This represents a notable improvement from April 2023, however, when transaction volume was down -65% year over year.[1]

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Annual property price declines have moderated from approximately -14% in July 2023 to -2.5% in May 2024.[1] Property prices have shown signs of a potential trough recently, declining between just -19bps and -25bps during the past three months.[1]

Broad sentiment among market participants has taken a turn for the better in recent quarters while optimism is growing that the market is in the process of troughing, though the shape and timing of any recovery is highly uncertain.

CRE fundamentals outside of Office have remained resilient and lent support to the market, as strong fundamentals have allowed property owners to offset some of the impact of higher interest rates.

Demand for space has clearly decelerated from historic levels yet remains robust in most property sectors as net absorption is significantly positive in three of the four major sectors. Multifamily demand, in particular, has seen a sharp improvement over the past year, while the industrial sector has found a more sustainable level. Retail has continued to act as the unsung hero of the CRE asset class, and even malls posted positive absorption and a dip in vacancy in the most recent quarter.

Rent growth across the CRE market has slowed in recent quarters, though that can be linked almost exclusively to an increase in new construction rather than a decrease in demand. Crucially, this supply headwind is fading—while we expect deliveries in these sectors to remain elevated this year, a plunge in new construction starts portends a more favorable 2025 and beyond.

Office remains the clear outlier as a massive retrenchment among tenants continues to drive net operating income lower while the vacancy rate steadily rises.1

Ultimately, we expect transaction and lending activity to pick up in the coming quarters but believe the outlook for property values—and therefore, CRE equity investors—is much foggier. We expect CRE debt to benefit from increasing refinancing volumes and continue to outperform CRE equity in a high-for-longer rate scenario.

[1]	MSCI Real Capital Analytics, as of May 31, 2024, latest data available.

Against this backdrop, we continue to view 2024 as the beginning of the next phase of a multiyear CRE correction, during which debt should remain broadly attractive relative to equity. Importantly, we believe alternative lenders will be in an excellent position to take market share as transaction volume improves and banks remain constrained.

Performance Update

We generated positive total returns across all share classes in June 2024 (see table below) driven by distributions paid during the month and stability in our net asset value (NAV), which was unchanged month over month.

We have delivered 51 consecutive months of positive total returns driven by the strong performance of the portfolio and consistency in the distribution. We met 100% of repurchase requests in June 2024.

We have maintained a strong liquidity position through multiple sources, including our cash balance, available borrowings and the proceeds from our continuous offering. Unlike equity-oriented CRE strategies, we also have a natural source of capital as the loans in our portfolio mature or pay down. This is a key differentiator in the market, both in terms of ensuring we have sufficient liquidity to meet monthly redemption requests and taking advantage of new investment opportunities at a time when many traditional lenders and peers are constrained in making new loans.

The current annualized distribution rate is 7.63% for Class I shares, 7.11% for Class D shares, 7.10% for Class M shares, 6.51% for Class S shares and 6.58% for Class T shares, based on the July 1, 2024 transaction price.

The tax equivalent distribution rate is 8.53% for Class I shares, 7.95% for Class D shares, 7.93% for Class M shares, 7.27% for Class S shares and 7.35% for Class T shares, based on the July 1, 2024 transaction price.2

We offer a high level of excess income over short-term rates on both a nominal and real basis.

Based on the Class I share, our annualized distribution rate of 7.63% is 212 basis points above 3-month Treasury bills (T-bills) on a nominal and real yield basis.3 Our tax-equivalent annualized distribution rate is 302bps over 3-month T-bills, or 2.4x higher compared to T-bills when comparing real yields/distribution rates.

Portfolio Highlights

•	As of June 30, 2024, the portfolio was weighted to Multifamily (54%), followed by Hospitality (14%) and Industrial (10%).

•

The portfolio’s allocation reflects our view that these sectors are well-positioned to benefit from long-term structural trends such as the record-high cost of homeownership (Multifamily), return of business and leisure travel (Hospitality), and continued demand for technologically advanced warehouse space (Industrial).

•	Office is not a core focus in the current environment. Office exposure represented just 8.7% of the portfolio as of June 30, 2024.

[2]

Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.53% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.63% under the new tax law. The distribution rates quoted assume a 37% tax bracket.

[3]	Three-month T-bill yield as of July 15, 2024.

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We remained disciplined in our underwriting approach. Year-to-date originations have been underwritten at loan-to-value ratios, which we believe were appropriate based on our deep, bottom-up underwriting of the property, geography and borrower, and provide a strong equity cushion beneath our loans.

•	96.11% of the portfolio is comprised of performing assets as of June 30, 2024, while non-accruals represented 3.89% of the portfolio.

We believe the portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:

•	Debt-focused nature of our strategy, as we believe forward returns in CRE will largely be driven by income generation and property cash flows compared to price appreciation.

•

Available liquidity for new investments. As noted, we have maintained a strong liquidity profile which, when combined with proceeds from our continuous offering, and the natural turnover of the portfolio, allow us to remain a capital provider when many traditional lenders and peers are constrained in making new loans. As always, we remain disciplined in our underwriting standards as markets seek a new pricing equilibrium.

•

Deep experience of FS Investments and Rialto managing through CRE market cycles: We continue to monitor the portfolio and are proactively engaged with our borrowers. In certain cases, we may modify or extend the maturity of our loans if we believe it is in the best interest of the portfolio and our shareholders. Modifications or extensions typically require additional “skin in the game” from the borrower through a combination of extension fees, additional equity commitments, a partial paydown of the loan or additional contribution to interest reserves.

•	Continued strong performance of the portfolio. We have generated positive total returns in 76 out of 78 months; our largest monthly drawdown was just -0.27% in March 2020.

•

High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority. They are first to be paid from rental income and are last to absorb losses if property values decline.

•	Geographically diversified composition of our $9.2 billion portfolio, weighted to multifamily properties.

•	The long-term nature of our borrowings, as approximately 87% of our borrowings are financed through match-term, non-mark-to-market facilities.

•	Requirement of nearly all borrowers to purchase rate caps to help manage borrowing costs.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 46,870,834 shares of our common stock (consisting of 21,774,901 Class S shares, 23,081,156 Class I shares, 212,705 Class T shares, 197,783 Class D shares, and 1,604,289 Class M shares) in the primary offering for total proceeds of $1.16 billion and (ii) 6,475,466 shares of our common stock (consisting of 3,397,997 Class S shares, 2,800,318 Class I shares, 63,755 Class T shares, 25,789 Class D shares, and 187,607 Class M shares) pursuant to our distribution reinvestment plan for a total value of $159.97 million.